February 15, 2011
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Mr. Kevin L. Vaughn, Accounting Branch Chief Ms. Lynn Dicker, Reviewing Accountant Mr. Gary Newberry, Staff Accountant

Re:	Skyworks Solutions, Inc. Form 10-K for the Fiscal Year Ended October 1, 2010 Filed November 29, 2010 Form 8-K dated November 4, 2010 File No. 001-05660
Ladies and Gentlemen:
          Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated January 19, 2011 from Kevin L. Vaughn, Accounting Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Donald W. Palette, Chief Financial Officer of Skyworks. The Company’s responses to the comments contained in the Staff’s letter are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, the Staff’s comments are reproduced in italics and the Company’s responses are set forth below each comment in standard type.
Form 10-K For the Fiscal Year Ended October 1, 2010
Gross Profit, page 32
1.	We note your disclosure that you benefit from the higher contribution margins of licensing and/ or sale of intellectual property. Please tell us the impact of these items and quantify such amounts in future filings if material to the understanding of your results of operations. Refer to item (303)(A)(3) of Regulation S-K.
781.376.3000 www.skyworksinc.com    20 Sylvan Rd. Woburn, MA 01801 USA

United States Securities And Exchange Commission
February 15, 2011

Response:
For the Company’s fiscal year ended October 1, 2010, the Company’s licensing and/or sale of intellectual property transactions improved the Company’s overall gross profit margin by 17 basis points.
In future filings, if the Company’s licensing and/or sale of intellectual property transactions are material to the understanding of the Company’s results of operations, the Company will quantify the impact of such transactions on overall gross profit margin, taking into account Item (303)(A)(3) of Regulation S-K.
2.	In future filings, if your licensing or sale of intellectual property revenues are greater than 10% of your total revenues, please present them separately on the face of your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.
Response:
For the Company’s fiscal year ended October 1, 2010, net revenue from the Company’s licensing and/or sale of intellectual property transactions was 0.35 percent of the Company’s total net revenue. In future filings, if the Company’s net revenue from licensing and/or sale of intellectual property transactions exceeds 10% of the Company’s total net revenue, the Company will separately present the amount of such revenue on the face of the Company’s statement of operations in accordance with Rule 5-03(b) of Regulation S-X.
Notes to Consolidated Financial Statements, page 51
Note 10 — Income Taxes, page 62
3.	We note your table of the provision for income taxes. Please separately disclose the impact of the change in your tax valuation allowances in future filings. Refer to Accounting Standards Codification 740-10-50-9(h).
Response:
The change in the Company’s tax valuation allowance during the fiscal year ended October 1, 2010 resulted in additional expense of $2.8 million. The Company believed that this change in tax valuation allowance and the resulting expense were not significant and, pursuant to Accounting Standards Codification 740-10-50-9(h), did not separately disclose the resulting expense in the table of the provision for income taxes. The Company notes that the change in its tax valuation allowance was disclosed in the statutory tax rate reconciliation table on Page 63 of the Form 10-K. In future filings, the Company will separately disclose the impact of significant changes in the Company’s tax valuation allowance in its table for the provision for income taxes.

United States Securities And Exchange Commission
February 15, 2011

4.	Please tell us why state tax expense, net of federal benefit, is not separately disclosed in the reconciliation of your statutory tax rate. If material, please disclose this item in future filings. Refer to Rule 4-08(h)(2) of Regulation S-X.
Response:
The Company notes that, when reconciling the statutory tax rate, Rule 4-08(h)(2) of Regulation S-X allows for aggregation of reconciling items that are individually less than five percent of the expected tax expense at the federal income tax rate. During the Company’s fiscal year ended October 1, 2010, its state tax expense was approximately $1.2 million, which was less than five percent of the Company’s expected tax expense at the federal income tax rate and, because the Company did not otherwise deem it to be material, it was not separately disclosed in the rate reconciliation. In future filings, the Company will disclose state tax expense, net of federal benefit, as a separate reconciling item if it exceeds the five percent threshold or the Company otherwise deems it to be material to an understanding of the reconciliation of its statutory tax rate.
Note 18 — Segment information and Concentrations, page 75
Concentrations, page 76
5.	In future filings, please quantify the sales to each of your major customers for each year a statement of operations is presented. Refer to Accounting Standards Codification 280-10-50-42. Please further disclose any individual significant concentrations of credit risk with such customers. Refer to Accounting Standards Codification 825-10-50-20.
Response:
In future filings, the Company will quantify sales to its major customers in accordance with Accounting Standards Codification 280-10-50-42. In addition, the Company will disclose significant concentrations of credit risk with customers in accordance with Accounting Standards Codification 825-10-50-20.
Form 8-K dated November 4, 2010
6.	We note your disclosure of non-GAAP diluted EPS in the title of your press release and in the summary bullet points in the introduction of your press release. Additionally, we note the disclosure of non-GAAP operation margins in the bullet points in the introduction to your press release. In future filings, please include a presentation , with equal or greater prominence, of the most directly comparable financial measures or measures calculated and presented in accordance with GAAP in accordance with Item 10(e)(1)(i) of Regulation S-K.

United States Securities And Exchange Commission
February 15, 2011

Response:
In future filings containing non-GAAP financial measures (including such measures presented in the title or bullet points of a press release), the Company will include a presentation, with equal or greater prominence, of the most directly comparable GAAP measures in accordance with Item 10(e)(1)(i) of Regulation S-K.
7.	We note you are unable to provide a reconciliation of your forward looking estimate of Q1 2011 non-GAAP diluted earnings per share to a forward looking estimate of Q1 2011 GAAP diluted earnings per share. Please disclose in future filings the probable significance of the identified information that is unavailable to reconcile this measure. Refer to Section II.A.3.b of Conditions for Use on Non-GAAP Financial Measures.
Response:
With respect to future filings containing a forward looking estimate of non-GAAP diluted earnings per share, the Company will disclose the probable significance of any identified information that is unavailable, but necessary, to reconcile such forward looking estimate of non-GAAP diluted earnings per share to a forward looking estimate of GAAP diluted earnings per share as outlined in Section II.A.3.b of Conditions for Use of Non-GAAP Financial Measures.
Closing
In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you require additional information, please telephone the undersigned at 781-376-3026 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3099.
Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer

United States Securities And Exchange Commission
February 15, 2011

cc:	Wilmer Cutler Pickering Hale and Dorr LLP Peter N. Handrinos, Esq. Ian R. Kaminski, Esq.